Capital Corp of the West

and

Computershare Trust Company, N.A.

as Rights Agent

Amendment to the Shareholder Rights Agreement

Dated as of September 26, 2007

AMENDMENT TO THE SHAREHOLDER RIGHTS AGREEMENT

This Amendment to the Shareholder Rights Agreement dated as September 26, 2007 between Capital Corp of the West, a California corporation (the “Company”) and Computershare Trust Company, N.A. (the “Rights Agent”).

W I T N E S S E T H:

WHEREAS, the Company and Harris Trust Company of California (the “Original Rights Agent”) entered into a Rights Agreement dated as of September 26, 1997 (the “Rights Agreement”) in connection with which the Company authorized and declared a dividend distribution of one preferred share purchase right for each share of common stock, no par value, of the Company outstanding on October 6, 1997 (the “Record Date”), and contemplates the issuance of one right to purchase one one-hundredth of a Preferred Share (defined as a share of Series A Junior Participating Preferred Stock) for each share of Common Stock issued between the Record Date and the earlier of the Expiration Date, the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement, or at the time which such Rights are exchanged as provided in Section 24 of the Rights Agreement (as such terms are defined in the Rights Agreement), each right representing the right to purchase one one-hundredth of a Preferred Share upon the terms and subject to the conditions set forth in the Rights Agreement; and

WHEREAS, Section 27 of the Rights Agreement provided that the Company may amend the Rights Agreement without approval of any holders of Rights Certificates, in order to change or supplement the provisions thereunder as the Company deems necessary and desirable; and

WHEREAS, the Company has appointed Computershare Trust Company, N.A. in place of the Original Rights Agent as Rights Agent under the Rights Agreement; and

WHEREAS, the Board of Directors has determined that it is in the best interests of the Company and its shareholders to extend the term of the Rights Agreement for five years;

NOW, THEREFORE, Section 7(a) of the Rights Agreement is hereby amended and restated to read, from and after the date hereof, in its entirety as set forth below:

Section 7.  Exercise of Rights; Purchase Price; Expiration of Rights

(a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on September 26, 2012 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

CAPITAL CORP OF THE WEST
By: /s/ Thomas T. Hawker Thomas T. Hawker President and Chief Executive officer

COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent
By: /s/ Kellie Gwinn Kellie Gwinn Vice President